November 4, 2014

Via EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:          Earthstone Energy, Inc. (the “Company”)
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed October 17, 2014
File No. 1-35049

Dear Mr. Schwall:

The Company is in receipt of the comment letter dated October 31, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Second Amended Proxy Statement”).  In connection therewith, the Company (i) has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Third Amended Proxy Statement”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information, and (ii) has provided the Commission with certain requested information enclosed herewith.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.  For the Staff’s convenience, we have included with this letter, a “redlined” copy of the Third Amended Proxy Statement showing all changes to the filing since the filing of the Second Amended Proxy Statement.

H. Roger Schwall
November 4, 2014

RESPONSES TO SEC COMMENTS

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

General

1.	Please provide us with copies of the “board books” or similar documentation provided to the board and management in connection with the proposed Flatonia contribution transaction.

Response:  Legal counsel for the Company, Davis Graham & Stubbs LLP, will deliver to the Staff on a supplemental basis the requested materials.  The delivery will be accompanied by a request for confidential treatment under the Freedom of Information Act.  The Company requests that the copies of the materials provided be returned to the Company upon the Staff’s completion of its review of the Third Amended Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Earthstone Energy, Inc., page F-1

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page F-9

Note 2. Pro Forma Adjustments, page F-18

2.
Your presentation under this note indicates that the share price used for the preliminary allocation in connection with the Earthstone acquisition is the closing price on June 30, 2014, while the share price used in connection with the Eagle Ford acquisition is the closing price on September 25, 2014.  Since these transactions have not yet been consummated, and given the measurement guidance in FASB Topic 805, update your presentation to use the most recent stock price at the time of filing your next amendment for determining the value of stock to be issued in the transactions.

Response:  The Company has revised the disclosures on pages 22, 23, 25, F-5, F-6, F-14 and F-15 in response to the Staff’s comment.

Registrant’s Closing Comments

We acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
November 4, 2014

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 296-3076.

Sincerely,

/s/ Ray Singleton

Ray Singleton
Chief Executive Officer

cc:           Brian Boonstra, Davis Graham & Stubbs LLP

Enclosures